UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Endurance International Group Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

29272B105

(CUSIP Number)

Robert B. Knauss

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

With a copy to:

David Leinwand

Matthew P. Salerno

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York City, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC(1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,748,221 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,748,221 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,748,221 (2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 27.5% (3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.

(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(3)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

2

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC (1)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,239,623 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,239,623 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,623 (2)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.9% (3)
14.	Type Of Reporting Person PN

(1)	The information set forth in Item 3 is incorporated herein by reference.

(2)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(3)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

3

CUSIP No. 29272B105

1.	Names of Reporting Persons WP Expedition Co-Invest L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,575,112 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,575,112 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,575,112 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 8.9% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

4

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.4% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

5

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus X GP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.4% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

6

CUSIP No. 29272B105

1.	Names of Reporting Persons WPP GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,987,844 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,987,844 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,987,844 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 28.4% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

7

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.3% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

8

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.3% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

9

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus & Co.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.3% (2)
14.	Type Of Reporting Person PN

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

10

CUSIP No. 29272B105

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,562,956 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 52,562,956 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,562,956 (1)
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 37.3% (2)
14.	Type Of Reporting Person OO

(1)	The information set forth in Items 4, 5 and 6 is incorporated herein by reference. As more fully described in Item 6 of Amendment No. 1 to Schedule 13D, the Warburg Pincus Investors are party to a Stockholders Agreement with the Goldman Sachs Investors and certain other holders of Common Stock of the Issuer. The Warburg Pincus Investors and the Goldman Sachs Investors hold an aggregate total of 67,941,478 shares of Common Stock of the Issuer (approximately 48.3% of the outstanding shares of Common Stock of the Issuer), including 15,378,522 shares of Common Stock of the Issuer that are publicly reported as being owned by the Goldman Sachs Investors in such entities’ Schedule 13G/A, filed with the Commission on February 14, 2020. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) with respect to any shares of Common Stock of the Issuer other than the shares of Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person. The percentages used herein have been determined in accordance with footnote 3 below. Capitalized terms used in this Amendment No. 2 are defined in Items 1, 2(a), 4, 5 or 6 of the Schedule 13D.

(2)	Based on a total of 140,737,472 shares of Common Stock of the Issuer outstanding as of August 3, 2020, as stated in the Issuer’s Form 10-Q filed with the Commission on August 6, 2020.

11

Information in respect of each Warburg Pincus Reporting Person (as defined in the Original Schedule 13D (as defined below)) is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 4.	Purpose of Transaction

This Amendment No. 2 amends and supplements Item 4 of the Schedule 13D filed with the Commission on September 27, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to Schedule 13D filed with the Commission on February 10, 2020 (the “Amendment No. 1,” and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”) by adding the following to Item 4 of the Original Schedule 13D:

Merger Agreement

On November 1, 2020, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Razorback Technology Intermediate Holdings, Inc., a Delaware corporation (the “Parent”), and Razorback Technology, Inc., a Delaware corporation and a wholly owned subsidiary of the Parent (the “Merger Sub”). The Merger Agreement provides, subject to its terms and conditions, for the acquisition of the Issuer by the Parent at a price of $9.50 per share of the Issuer’s common stock (each, a “Share”), in cash, without interest (the “Merger Consideration”), through the merger of the Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of the Parent. The Parent and the Merger Sub are owned by funds managed by affiliates of Clearlake Capital Group, L.P. (collectively, “Clearlake”).

The Merger Agreement contains customary representations and warranties from both the Issuer, on the one hand, and the Parent and the Merger Sub, on the other hand.  It also contains customary covenants, including covenants providing for each of the Issuer and the Parent to use its reasonable best efforts to cause the Merger to be consummated, and covenants requiring the Issuer, among other things, (i) to use commercially reasonable efforts to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) not to engage in specified types of transactions during such period, and (iii) not to solicit proposals, engage in discussions relating to alternative acquisition proposals or change the recommendation of the Board to the Issuer’s stockholders regarding the Merger Agreement, in each case except as otherwise permitted by the Merger Agreement, including in connection with the compliance by the Board with its fiduciary duties under applicable law.

Completion of the Merger is subject to customary closing conditions, including (i) approval of the Merger Agreement by the Issuer’s stockholders, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) the absence of governmental injunctions or other legal restraints prohibiting the Merger. In addition, the obligation of each party to consummate the Merger is conditioned upon, among other things, the accuracy of the representations and warranties of the other party (subject to certain materiality exceptions), and material compliance by the other party with its covenants under the Merger Agreement. The Parent’s obligations under the Merger Agreement are not subject to any financing condition.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference in its entirety to this Item 4.

Voting Agreement

On November 1, 2020, concurrently with the execution of the Merger Agreement, certain funds affiliated with Warburg Pincus LLC entered into a Voting and Support Agreement (the “Voting Agreement”) with the Parent and certain funds affiliated with Goldman Sachs & Co. LLC. The Warburg Pincus Reporting Persons and Goldman Sachs & Co. LLC are each a stockholder of the Issuer and collectively beneficially own approximately 48% of the outstanding voting power of the Issuer. Pursuant to the Voting Agreement, such stockholders agreed, among other things, to vote Shares aggregating to 36% of the outstanding Shares in favor of the adoption of the Merger Agreement and any matter that would reasonably be expected to facilitate the Merger, and agreed to certain restrictions on their ability to take actions with respect to the Issuer and such Shares.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Voting Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated by reference in its entirety to this Item 4.

12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D and Amendment No. 1 is hereby supplemented by the incorporation by reference of the information provided in Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D and Amendment No. 1 is hereby supplemented by adding the following:

Exhibit Number	Description of Exhibits

3.	Agreement and Plan of Merger, dated as of November 1, 2020, by and among the Issuer, Razorback Technology, Inc. and Razorback Technology Intermediate Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2020, File No. 001-36131).

4.	Voting and Support Agreement, dated as of November 1, 2020, by and among Razorback Technology Intermediate Holdings, Inc. and the stockholders of the Issuer listed on the signature pages thereto (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on November 2, 2020, File No. 001-36131).

13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2020

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WP EXPEDITION CO-INVEST L.P.

By: Warburg Pincus Partners, L.P., its general partner
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.

By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.

By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WPP GP LLC

By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.

By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC

By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name:	Robert B. Knauss
Title: Managing Director